Exhibit 99.1
CHINA FINANCE ONLINE REPORTS SECOND QUARTER 2007 UNAUDITED FINANCIAL RESULTS
Net Income up 102% Quarter-on-Quarter and 253% Year-on-Year
(Beijing, China, August 15, 2007) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its unaudited financial results for the second quarter ended June 30, 2007:
Second Quarter 2007 Highlights
*	Net revenues of $5.72 million for Q2 2007, exceeding the high end of our guidance, increased 43% as compared to Q1 2007 and 290% as compared to the same quarter last year.

*	Net income of $1.56 million for Q2 2007, compared to net income of $775,000 for Q1 2007, a 102% increase, and net income of $442,000 for Q2 2006, a 253% increase. Excluding stock-based compensation expenses of $597,000, non-GAAP net income for Q2 2007 was $2.16 million, an increase of 85% compared to the previous quarter.

*	Both basic and diluted net income per share were US$0.02, and both basic and diluted net income per ADS were US$0.08 for Q2 2007. Excluding stock-based compensation expenses, both non-GAAP basic and diluted net income per share were US$0.02, and both non-GAAP basic and diluted net income per ADS were US$ 0.11 for Q2 2007.

*	Registered user accounts of jrj.com and stockstar.com grew to 7.3 million, an increase of 11% from the previous quarter. Fee-based active individual subscribers grew to 37,400, an increase of 18% from the previous quarter.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and ” Reconciliations from operating profit to EBITDA and adjusted EBITDA”.
Financial Results
During the second quarter of 2007, China Finance Online reported net revenues of $5.72 million, compared to $1.47 million for the same period in 2006, and $4.0 million for the first quarter of 2007. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from subscription service fees paid by individual customers were $4.66 million in the second quarter of 2007, representing 81% of net revenues for the quarter. Revenues from wireless related services, provided by Stockstar which was acquired in October 2006, were $334,000, representing 6% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers, a service line provided by Genius which was acquired in September 2006, were $258,000 in the second quarter of 2007, representing 5% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $396,000, representing 7% of net revenues for the quarter. Other revenues were $68,000, representing 1% of net revenues for the quarter.
Gross profit for the quarter was $4.64 million, compared to $1.16 million for the same period in 2006 and $3.16 million for the first quarter of 2007. Gross margin was 81% in the second quarter, compared to 79% for both the same period in 2006 and the first quarter of 2007. Cost of revenues for the second quarter of 2007 included website maintenance and development expenses of $730,000, which consists of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Since advertising-related services, which represent 7% of net revenues of the second quarter of 2007, are not a sizable business of the Company, website maintenance and development expenses do not have direct relationship with net revenues recognized in the second quarter of 2007. Excluding website maintenance and development expenses of $730,000, the gross margin for the second quarter of 2007 would have been 94%.
Operating expenses for the second quarter totalled $3.59 million, an increase of 220% from $1.12 million reported for the same period in 2006, and an increase of 29% from $2.79 million from the previous quarter. The increase from the same quarter in 2006 is primarily due to expansion in operating scale, including headcount, number of operation locations, etc, associated with the acquisitions of Stockstar.com and Shenzhen Genius. The increase from Q1 2007 is primarily due to an increase in compensation expenses of the sales team as a result of increased headcount and improved performance, professional fees associated with SOX 404 compliance, as well as the increase in stock-based compensation expenses in the second quarter of 2007. Operating expenses for the second quarter of 2007 included $597,000 of stock-based compensation.
●	General and administrative expenses for the quarter were $1.79 million, an increase of 207% from $583,000 for the same period in 2006 and an increase of 50% from $1.20 million from the previous quarter. The increase from Q2 2006 is primarily due to expansion in operating scale associated with the acquisitions of Stockstar.com and Shenzhen Genius; the increase from Q1 2007 is primarily due to professional fees associated with SOX compliance, and increase in stock compensation expenses. General and administrative expenses for the second quarter included $540,000 in stock-based compensation, compared to $326,000 in the previous quarter.

●	Sales and marketing expenses for the second quarter increased by 267% from $371,000 for the same period in 2006 to $1.36 million and also 9% compared to the previous quarter of $1.25 million. This increase is largely due to compensation expenses as a result of increased sales force, including those with the recently acquired companies. Sales and marketing expenses for the second quarter of 2007 also included $32,000 in stock-based compensation, compared to $25,000 in the first quarter.

●	Product development expenses for the quarter were $443,000, an increase of 161% from $170,000 for the same period in 2006, and an increase of 28% from $347,000 from the previous quarter, which is primarily due to increases in employee compensation as a result of increased headcounts, including those with the recently acquired companies. Product development expenses for the quarter also included stock-based compensation of $25,000, compared to $26,000 in the previous quarter.
As a result of the foregoing, income from operations for the second quarter of 2007 was $1.05 million, compared to $39,000 for the same quarter in 2006 and $374,000 for the first quarter of 2007. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $597,000, was $1.65 million for the quarter, compared to $264,000 for the same quarter in 2006 and $767,000 for the first quarter of 2007.
Net income for the second quarter of 2007 was $1.56 million, compared to net income of $442,000 for the same quarter in 2006 and net income of $775,000 for the previous quarter. Non-GAAP net income, which excludes the stock-based compensation expenses of $597,000, was $2.16 million for the quarter.
As part of the net income for the second quarter, the Company recorded a net exchange gain of $101,000 due to the recent change in the exchange rates between U.S. dollar and RMB.
Net income margin for the second quarter of 2007 was 27%, compared to 30% for the same period in 2006 and 19% for the first quarter of 2007. Excluding the stock-based compensation expenses of $597,000, non-GAAP net income margin for the second quarter of 2007 would have been 38%. Total income tax benefit for the quarter was $150,000, compared to income tax provision of $7,000 for the same period in 2006 and income tax benefit of $85,000 for the previous quarter.
Balance of cash and cash equivalents was approximately $56.15 million at the end of the second quarter of 2007.
Balance of deferred revenue, including current and non-current, as of June 30, 2007 totalled $14.38 million. The Company started to provide subscription services for a service period longer than one year in 2007, and therefore the Company had non-current deferred revenue at June 30, 2007.
Operating cash inflow during the second quarter of 2007 was $10.67 million, among which, cash inflow from subscription services provided to individual customers was $8.18 million. Net operating cash flows for the second quarter of 2007 were $6.19 million.

Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses, were $1.87 million for the second quarter of 2007.
Operating Results
As of June 30, 2007, the Company has 7.3 million registered user accounts of jrj.com and stockstar.com, compared to 6.57 million in the previous quarter, an increase of 11% quarter-on-quarter.
Fee-based active individual subscribers as of June 30, 2007 grew to 37,400, compared to 31,700 in the previous quarter, an increase of 18% from the previous quarter.
Outlook for Third Quarter 2007
The Company currently expects to generate net revenues in an amount ranging from $6.7 million to $7.1 million for the third quarter of 2007, representing a 287% to 310% increase from the corresponding period in 2006. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
China Finance Online’s management team will host a conference call at 9:00PM Eastern Time on August 14, 2007 (or 9:00AM August 15, 2007 in the Beijing/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 8168.
A replay of the conference call will be available from approximately 10:00PM Eastern Time on August 14, 2007 (or 10:00AM August 15, 2007 in the Beijing/HK time zone) to 10:00PM Eastern Time on August 21, 2007 (or 10:00AM August 22, 2007 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 563290.

About China Finance Online Co. Limited
China Finance Online Co. Limited specializes in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share, and EBITDA, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Dec. 31 ,2006	Jun. 30 ,2007

Assets
Current assets:
Cash and cash equivalents	$44,955	$56,152
Accounts receivable	478	1,207
Prepaid expenses and other current assets	928	1,234
Deferred tax assets, current	170	477

Total current assets	$46,531	$59,070
Property and equipment, net	1,698	3,173
Rental deposits	86	86
Cost method investment	12,607	12,607
Acquired intangible assets, net	2,045	1,951
Goodwill	8,152	8,152
Deferred tax assets, non-current	—	53

Total assets	$71,119	$85,092

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	$6,419	$13,175
Accrued expenses and other current liabilities	2,096	3,183
Deferred tax liability, current	—	15
Income tax payable	5	21

Total current liabilities	$8,520	$16,394
Deferred tax liability, non-current	146	237
Deferred revenue, non-current	—	1,202

Total liabilities	$8,666	$17,833
Shareholders’ equity
Ordinary shares	$13	$14
Additional paid in capital	65,757	67,422
Treasury shares	(13,200)	(13,200)
Retained earnings	8,249	10,586
Accumulated other comprehensive income	1,634	2,437

Total shareholders’ equity	$62,453	$67,259

Total liabilities and shareholders’ equity	$71,119	$85,092

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended Jun.30
	Jun. 30, 2007	Jun. 30, 2006	Mar 31, 2007	2007	2006

Net revenues	5,723	1,467	3,996	9,719	2,873
Cost of revenues (includes share-based compensation expenses of $0, $24, $16, $16 and $64, respectively)	(1,079)	(304)	(833)	(1,912)	(518)

Gross profit	4,644	1,163	3,163	7,807	2,355
Operating expenses
General and administrative (includes share-based compensation expenses of $540, $150, $326, $866 and $462, respectively)	(1,789)	(583)	(1,195)	(2,984)	(1,212)
Sales and marketing (includes share-based compensation expenses of $32, $23, $25, $57 and $62, respectively)	(1,360)	(371)	(1,247)	(2,607)	(1,088)
Product development (includes share-based compensation expenses of $25, $28, $26, $51 and $76, respectively)	(443)	(170)	(347)	(790)	(265)

Total operating expenses	(3,592)	(1,124)	(2,789)	(6,381)	(2,565)
Income(loss) from operations	1,052	39	374	1,426	(210)
Interest income	253	258	254	507	522
other income, net	6	115	62	68	115
Exchange gain (net)	101	37	—	101	130

Income before income tax benefit (provision)	1,412	449	690	2,102	557
Income tax benefit (provision)	150	(7)	85	235	(18)

Net income	$1,562	$442	$775	$2,337	$539

Net income per share
Basic and diluted	$0.02	$0.00	$0.01	$0.02	$0.01

Net income per ADS
Basic and diluted	$0.08	$0.02	$0.04	$0.12	$0.03

Weighted average ordinary shares
Basic	95,676,903	93,636,903	94,950,703	95,205,935	93,629,403
Diluted	101,914,801	104,580,684	102,074,032	101,443,833	104,573,184

Weighed average ADSs
Basic	19,135,381	18,727,381	18,990,141	19,041,187	18,725,881
Diluted	20,382,960	20,916,137	20,414,806	20,288,767	20,914,637

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended Jun. 30, 2007
	Reported			Adjusted
	US GAAP	Adjustment		Non-GAAP

Net revenues	$5,723	—		$5,723
Cost of revenues	(1,079)	—		(1,079)
Gross profit	4,644			4,644

Operating expenses
General and administrative	(1,789)	540	(a)	(1,249)
Sales and marketing	(1,360)	32	(a)	(1,328)
Product development	(443)	25	(a)	(418)
Total operating expenses	(3,592)	597		(2,995)
Income from operations	1,052	597		1,649
Interest income	253	—		253
other income, net	6	—		6
Exchange gain, net	101	—		101

Income before income tax benefit	1,412	597		2,009
Income tax benefit	150	—		150

Net income	$1,562	$597		$2,159

Net income per share
Basic and diluted	0.02	—		0.02

Net income per ADS
Basic and diluted	0.08	—		0.11

Weighted average ordinary shares
Basic	95,676,903	—		95,676,903
Diluted	101,914,801	—		101,914,801
Weighed average ADSs
Basic	19,135,381	—		19,135,381
Diluted	20,382,960	—		20,382,960

(a)	Exclude share-based compensation expense of $597,000 recorded under SFAS 123R.

Non-GAAP Measures

	Three months ended Jun. 30, 2007			Three months ended Jun. 30, 2006			Three months ended Mar. 31, 2007
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
		(a)			(a)			(a)

Operating profit	1,052	597	1,649	39	225	264	374	393	767

	Three months ended Jun. 30, 2007			Three months ended Jun. 30, 2006			Three months ended Mar. 31, 2007
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
		(a)			(a)			(a)
Net income	1,562	597	2,159	442	225	667	775	393	1,168

(a)	The adjustment is for share-based compensation expense primarily under SFAS 123R.
Reconciliations from operating profit to EBITDA and adjusted EBITDA

	Three months ended Jun. 30, 2007	Three months ended Jun. 30, 2006	Three months ended Mar. 31, 2007
	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)
Operating profit	1,052	39	374
Add back: Depreciation	146	36	102
Amortization of intangibles and others	73	—	75
EBITDA	1,271	75	551
Add back: share-based compensation	597	225	393
Adjusted EBITDA	1,868	300	944